Marriott Vacations Worldwide Corporation

September 9, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Gupta Barros

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Marriott Vacations Worldwide Corporation
Form 10-12B
Filed June 28, 2011
File No. 001-35219

Dear Ms. Barros:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 26, 2011, regarding the Registration Statement on Form 10-12B (the “Form 10”) of Marriott Vacations Worldwide Corporation (the “Company,” “Marriott Vacations Worldwide,” “we” or “us”), filed on June 28, 2011. The Company has filed Amendment No. 1 to the Form 10 (“Amendment No. 1”) today by electronic submission. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10.

General

1.	Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note that on page 11 and elsewhere in the information statement, as a condition to completion of the spin-off, you state that the SEC shall have “declared effective” the registration statement on Form 10. Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Ms. Sonia Gupta Barros

September 9, 2011

Response:

We confirm that we are aware that the registration statement will automatically become effective 30 days after the receipt by the Commission of a certification by the NYSE that our securities have been approved for listing and registration, and that we will become subject to the Securities Exchange Act of 1934 at such time even if comments have not been cleared. Currently, we intend to request an acceleration of effectiveness for the Form 10 upon the delivery of the NYSE notification to the Commission. We have revised our disclosure to state that, as condition to the completion of the spin-off, the Form 10 shall have “become effective.”

2.	We note from your disclosure in the prospectus summary and elsewhere in your information statement that the conversion price for stock options and stock appreciation rights will be based on a mechanism designed to protect “intrinsic value” of the original stock. Please revise future amendments to discuss this conversion rate in greater detail, including any valuations used to determine such amounts.

Response:

As disclosed under “The Spin-Off—Treatment of Share-Based Awards,” outstanding Marriott International stock options and SARs will be converted into adjusted Marriott International stock options and SARs and Marriott Vacations Worldwide stock options and SARs, with adjustments made to the exercise prices of and number of shares subject to such awards based on a conversion formula that is intended to preserve the intrinsic value of the original Marriott International awards (that is, the aggregate difference between the stock price of Marriott International common stock immediately prior to the spin-off and the original exercise prices of the awards will be the same as the aggregate difference between the stock prices of Marriott International and Marriott Vacations Worldwide common stock immediately after the spin-off and the exercise prices of the adjusted awards). There are a limited number of conversion formulas that can be used to calculate this adjustment, each of which is intended to satisfy Internal Revenue Code regulations and accounting standards and each of which has as inputs the value of Marriott International common stock immediately before the spin-off, the values of Marriott International and Company common stock immediately after the spin-off and the distribution ratio. Thus, the exact conversion ratio cannot be determined until after the spin-off occurs. The conversion formula will be set forth in the Employee Benefits Allocation Agreement to be filed as Exhibit 10.3 with the Form 10. We have revised our disclosure under “The Spin-Off—Treatment of Share-Based Awards” to provide additional disclosure regarding the conversion formula and to cross-reference the section of the Employee Benefits Allocation Agreement where the precise conversion formula will be set forth.

Ms. Sonia Gupta Barros

September 9, 2011

3.	Please provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research pertaining to your position amongst vacation ownership companies compiled by the American Resort Development Association. Please also confirm that this information is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Response:

We will supplementally provide you with copies of the industry analysis that we cite or upon which we rely. The industry analysis compiled by the American Resort Development Association (“ARDA”) that we cite and upon which we rely is available to the public free of charge or for a fee on ARDA’s website at www.arda.org. The fees for ARDA’s publications range from $0 to $350 per report for non-members.

4.	Please provide us supplementally copies of the opinion you receive from Duff & Phelps, LLC as to the solvency and capitalization of Marriot International and Marriott Vacations Worldwide. Please also provide a copy the tax opinion you will receive in connection with the spin-off transaction.

Response:

We confirm that we will supplementally provide you with copies of the solvency and capitalization opinion from Duff & Phelps, LLC and the tax opinion when we receive them.

5.	Please also submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

Response:

We have filed Exhibits 3.1 and 3.2 with Amendment No. 1, and we will file all remaining exhibits as promptly as possible.

6.	Please revise your disclosure in an appropriate section of the registration statement to describe how the obligations of MVW US Holdings to its preferred shareholders will impact your common stockholders.

Response:

We have revised our disclosure to add a new risk factor discussing how the obligations of MVW US Holdings to its preferred shareholders will impact our common shareholders. See “Risk Factors—The obligations of MVW US Holdings to its preferred shareholders could have a negative impact on our common shareholders.”

Ms. Sonia Gupta Barros

September 9, 2011

Prospectus Summary

Our Competitive Advantages, page 2

7.	Loyal highly satisfied customers. We note your disclosure regarding customer satisfaction surveys. Please provide us with quantifiable support for all the assertions in this paragraph.

Response:

We will supplementally provide you with quantifiable support for all the assertions in this paragraph.

8.	Long standing track record, experienced management and engaged associates. Please provide us with independent, third-party support for your assertion that you were the first company to introduce lodging-branded vacation ownership products.

Response:

We will supplementally provide you with independent, third-party support for this assertion.

Questions and Answers About the Spin-Off

How will fractional shares be treated in the spin-off?, page 5

9.	Please revise here to explain whether the distribution agent, in its sole discretion, will determine when, how, and through which broker dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker dealers it uses are not affiliates of Marriott International or Marriott Vacations Worldwide.

Response:

We have revised our disclosure as requested. As noted in our revised disclosure, the distribution agent, in its sole discretion, will determine when, how and through which broker-dealers and at what price to sell the aggregated fractional shares. We confirm that neither the distribution agent nor the broker-dealers it uses are affiliates of Marriott International or Marriott Vacations Worldwide.

Ms. Sonia Gupta Barros

September 9, 2011

Risk Factors

Risks Relating to Our Business,

Our business will be materially harmed . . . , page 19

10.	Please note that risk factors should be brief and highlight the material risk you are attempting to convey. Please revise this risk factor to provide brevity and only include the disclosure needed to place the risk into context and revise your business disclosure, as needed, to discuss issues raised here with greater specificity. Please note that this comment applies to the other risk factors in this section that are several paragraphs in length.

Response:

We have revised our disclosure as requested.

11.	Please also add a separate risk factor to briefly highlight provisions in your license agreements granting Marriott International certain development oversight rights with respect to your future projects and discuss the attending risks.

Response:

We have added a separate risk factor as requested. See “Risk Factors—Our ability to expand our business and remain competitive could be harmed if Marriott International or Ritz-Carlton do not consent to our use of their trademarks at new resorts we acquire or develop after the distribution date.”

12.	Please also discuss Marriott International’s retained ability to enter into the vacation ownership business, which you disclose on page 155 as excepted operations under the noncompetition agreement.

Response:

We have revised our disclosure as requested. See the additional disclosure included in “Risk Factors—Our industry is competitive, which may impact our ability to compete successfully with other vacation ownership brands and with other vacation rental options for customers.”

We are subject to the range of operating risks . . . , page 22

13.

Refer to the bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to the company posed

Ms. Sonia Gupta Barros

September 9, 2011

by each factor and the risks that have already materialized. However, we note that these bullet points are so general in application that they may apply to any company. Please review the risk factors to ensure that the risks presented are specific to your company and not general in application.

Response:

We have revised our disclosure as requested.

Capitalization, page 49

14.	Please update the introduction to your table to indicate that, although not part of total capitalization, cash and cash equivalents are also included in such disclosure.

Response:

We have revised our disclosure to remove cash and cash equivalents from the capitalization table.

Business

Inventory and Development Activities, page 65

15.	Please revise your disclosure to fully discuss “certain entitlements” available to persons purchasing vacation ownership interest directly from you as opposed to secondary market interest. Please explain whether secondary purchasers are subject to the same fees accessible to the other owners.

Response:

We have revised our disclosure as requested. As noted in our revised disclosure, all owners, whether they purchase their vacation ownership interests directly from Marriott Vacations Worldwide or on the secondary market, are responsible for the annual maintenance fees, property taxes and any assessments that are levied by the relevant property owners’ association, as well as any exchange company membership dues or service fees.

Our Competitive Advantages, page 67

Leading global “pure play” vacation ownership company, page 67

16.	Please revise here and in the summary to explain what you mean by “pure play” vacation ownership.

Ms. Sonia Gupta Barros

September 9, 2011

Response:

We have revised our disclosure as requested.

Segments, page 70

17.	To provide investors with a better understanding of how your business is structured, clarify whether you hold any actual ownership interest in the real property listed in this section and also explain the collateral underlying your loan facilities. If you currently own none of the properties listed, please discuss in greater detail your arrangements with the parties possessing ownership interests in the underlying real estate.

Response:

We have clarified our disclosure as requested.

Competition, page 74

18.	We note that you conduct your business and maintain properties in several nations outside the United Stated representing approximately 15% of your revenues. Please supplement your disclosure in this section to discuss your competitive position for each material geographic region separately.

Response:

We have supplemented our disclosure as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 78

19.	We note your disclosure throughout the information statement regarding your desire to dispose of certain excess land. Please revise to explain what constitutes real estate inventory in the “excess built Luxury segment.”

Response:

We have revised our disclosure as requested. See the additional disclosure included in “Business—Inventory and Development Activities.”

20.	Please discuss in greater detail your third-party arrangements pertaining to the development and expansion of your vacation ownership properties. Please also file these agreements as exhibits or tell us why it is not appropriate.

Ms. Sonia Gupta Barros

September 9, 2011

Response:

We do not currently have any third-party arrangements that we consider to be material pertaining to the development and expansion of vacation ownership properties, and therefore we have not described any such arrangements in the Form 10. We confirm that if we enter into material agreements of this kind in the future that are required to be filed as exhibits, we will disclose them and file them as required by the applicable rules of the Commission.

Financing, page 80

21.	Please revise your disclosure in this section and elsewhere in the filing, as available, to discuss whether defaults by purchasers of your vacation ownership interests will trigger any defaults under covenants and other provisions in your planned loan facilities.

Response:

We have revised our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Financing” to include a cross-reference to “Description of Material Indebtedness and Other Financing Arrangements,” where we will discuss, when the information is available, whether defaults by purchasers of our vacation ownership interests will trigger any defaults under covenants and other provisions in our planned loan facilities.

22.	Please explain whether you commence the recovery process with respect to failure to pay management fees and other special assessments, as applicable, in the same manner as you do with respect to general payments on vacation ownership interests.

Response:

We have supplemented our disclosure in “Business—Property Management Activities” to explain that, in the event of a default by an owner in payment of maintenance fees or other assessments, the property owners’ association typically has the right to foreclose on or revoke the vacation ownership interest. We sometimes enter into arrangements with property owners’ associations to assist in reselling foreclosed or revoked vacation ownership interests or to reacquire such foreclosed or revoked vacation ownership interests from the property owners’ associations.

23.	Please also revise to discuss default rates on your vacation ownership interest purchases.

Ms. Sonia Gupta Barros

September 9, 2011

Response:

We have revised our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Financing” to include a cross-reference to Footnote No. 1, “Summary of Significant Accounting Policies—Loan Loss Reserves,” of the Notes to our annual Combined Financial Statements, which discusses default rates on our vacation ownership interests.

Liquidity and Capital Resources, page 114

Separation from Marriott International, Our Future Cash Flows and Our New Credit Facilities, page 114

24.	We note that as of March 31, 2011 you have $226 million of construction-in-process. Please tell us and disclose the various costs capitalized during the pre-construction and construction phases. In addition, please tell us and disclose the capitalization period used, when such period ends, and how you determine the end date. Within your response, please specifically quantify the amounts of salaries capitalized.

Response:

We have revised our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Separation from Marriott International, Our Future Cash Flows and Our New Credit Facilities” to include a cross-reference to Footnote No. 1, “Summary of Significant Accounting Policies—Capitalization of Costs,” of the Notes to our annual Combined Financial Statements, where we have added the following disclosure:

We capitalize interest expense and costs clearly associated with the acquisition, development and construction of a real estate project when it is probable that we will acquire a property or an option to acquire a property. We capitalize salary and related costs only to the extent they directly relate to the project. We capitalize taxes and insurance costs when activities that are necessary to get the property ready for its intended use are underway. We cease capitalization of costs during prolonged gaps in development when substantially all activities are suspended or when projects are considered substantially complete (e.g., typically three months after a project phase receives a certificate of occupancy). Capitalized salaries and related costs totaled $19 million, $28 million and $38 million for 2010, 2009 and 2008, respectively.

Description of Material Indebtedness and Other Financial Arrangements, page 160

25.	We note that you intend to enter into two secured revolving credit facilities, as well as issue mandatorily redeemable preferred stock of your subsidiary to Marriott

Ms. Sonia Gupta Barros

September 9, 2011

International, Inc. Please disclose any known material terms including amounts available, related interest rates, maturity dates, collateral requirements, or any other material terms believed to be beneficial.

Response:

We are currently negotiating the terms of the secured revolving credit facilities and the mandatorily redeemable preferred stock. We have revised our disclosure to include additional known details regarding the terms of the credit facilities. In addition, we confirm that we will update our disclosure in future amendments to the Form 10 to disclose additional known material terms as the credit facilities and the preferred stock are negotiated and finalized.

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses, page 132

26.	We refer to your disclosure on page 135 regarding customer satisfaction information. We note that the company relies on this customer satisfaction information culled from third-party sources as one of the pre-established criteria for determining Annual Bonus awards. It is unclear from your current disclosure how this information factors into the bonus decisions. Please revise to disclose the name of the third-party service provider, tell us how you selected the party, describe with greater specificity the customer satisfaction metrics generated from the survey and explain how survey results were measured against pre-established targets. Provide separate disclosure for each of your NEOs.

Response:

Customer satisfaction information is derived from customers’ responses to a customer satisfaction survey that was developed by Marriott International, and the results of the survey are evaluated by Marriott International in determining the effect on Annual Bonus award payouts. The third party service provider merely assisted with the administration of the survey under the direction of Marriott International by distributing the surveys, electronically hosting the survey and forwarding the survey results to Marriott International. In light of the ministerial and administrative nature of these services, we do not believe additional disclosure regarding the name of the third party service provider or how we selected that party would be material to investors’ understanding of our executive compensation program. We have revised our disclosure to clarify under “Executive Compensation—Compensation Discussion and Analysis—Annual Bonuses” the role of Marriott International in developing and evaluating the results of the customer satisfaction surveys and to delete references to the third party service provider.

Ms. Sonia Gupta Barros

September 9, 2011

As indicated under “Executive Compensation—Compensation Discussion and Analysis—Annual Bonuses,” there are a variety of customer satisfaction surveys that Marriott International has developed that address different aspects of its operations (Resort Operations Satisfaction, Sales and Marketing Satisfaction and Owner Services Satisfaction). The customer satisfaction component of some executives’ Annual Bonus is based on a composite of these surveys, and in some cases only survey results from the geographic region that the executive oversees are taken into account. These surveys evaluate customer satisfaction through a variety of questions; the number of questions depends on which survey is being used (Resort Operations Satisfaction, Sales and Marketing Satisfaction or Owner Services Satisfaction) and also varies based on the respondents’ answers, since the response to one question can result in other questions being asked or not asked.

We have revised our disclosure under “Executive Compensation—Compensation Discussion and Analysis—Annual Bonuses” to provide greater specificity as to the topics that are surveyed. Although Marriott International assigns a number to the responses to various questions and assigns different weightings to different issues, this process is designed to measure a subjective experience—customer satisfaction—compared to a goal (expressed as a target number). Although expressed as a numerical result, the process is designed to measure whether customer satisfaction met expectations or was above or below expectations. These results are disclosed in the first table under “Executive Compensation—Compensation Discussion and Analysis—Annual Bonuses” and in the narrative under the bullet point labeled “Customer/Guest Satisfaction,” where it reflects that results for 2010 were below expectations (“For 2010, each of the NEOs achieved performance results that corresponded with a payout below target”). In addition to providing additional detail on the topics that are surveyed, we have revised our disclosure to reflect the subjective nature of the customer/guest satisfaction component.

Certain Relationships and Related Party Transactions, page 149

General

27.	We note your disclosure in the Management section regarding the anticipated roles for your key executives on a going forward basis, post spin-off. Please disclose here and in the Executive Compensation section whether you anticipate entering into new employment arrangements with any of your named executives. If so, please expand to discuss such arrangements.

Response:

We have revised our disclosure to clarify that the Company currently does not have any employment agreements with its NEOs (other than the letter agreement that already is disclosed under “Executive Compensation—Potential Payments Upon Termination or

Ms. Sonia Gupta Barros

September 9, 2011

Change in Control”) and currently does not anticipate entering into any new employment agreements or other employment arrangements with its NEOs following the spin-off. Consistent with Item 402(b) of Regulation S-K and Instruction 5(a) to Item 404(a) of Regulation S-K, we have included this information under “Executive Compensation—Compensation Discussion and Analysis.”

28.	Update your disclosure in this section to discuss your arrangement with Ms. Harrison and any other Marriot Vacations Worldwide personnel that will remain under the employ of Marriott International. Please also add disclosure, as appropriate, to discuss the impact that Ms. Harrison’s continued engagement with Marriott International may have on her responsibilities to you.

Response:

We have updated our disclosure as requested.

Description of Material Indebtedness and Other Financing Arrangements, page 160

General

29.	We note that you intend to enter into loan arrangements to finance your Operations on a going forward basis. Please confirm that you will update your disclosure here to discuss the status of any credit facility negotiations. To the extent available, include in such revised narrative a more detailed discussion of the terms of the facility and restrictive covenants and clarify when you intend to have it in place.

Response:

We are currently negotiating the terms of Revolving Corporate Credit Facility and the Warehouse Credit Facility. We have revised our disclosure to include additional known details regarding the terms of the facilities. In addition, we confirm that we will update our disclosure in future amendments to the Form 10 to discuss the status of our negotiations, and we will include a more detailed discussion of the terms of the facilities and restrictive covenants as those terms are negotiated and finalized.

Vacation Ownership Loan Securitization Program, page 161

30.	Please expand your disclosure to describe the material terms of your loan securitization program. Please identify key parties to these transactions and include a brief description of each such party’s roles, responsibilities, background and experience. Please also discuss whether the notes are subject to any third-party rating agency criteria.

Ms. Sonia Gupta Barros

September 9, 2011

Response:

We have expanded our disclosure as requested.

Audited Combined Financial Statements, page F-1

Combined Statements of Operations, page F-3

31.	We note that you have classified financing revenues related to consolidation of your securitized notes receivable as operating within your combined statements of operations. Please tell us why you have classified the related interest expense as a non-operating expense.

Response:

Various options exist for financing our corporate cash flow needs. Historically, Marriott International elected to utilize the asset backed securitization market in lieu of alternative options, such as borrowing under other facilities (e.g., a revolving credit facility, commercial paper, etc.). We have classified the interest expense from our corporate financing vehicle as non-operating expense because the underlying transactions, the securitizations are financing activities as defined by Accounting Standard Codification 230-10-20, “Statement of Cash Flows.”

4. Notes Receivable, page F-23

32.	Please disclose the criteria used by management in determining which notes receivable are eligible for securitization.

Response:

We have revised our disclosure as requested in Footnote No. 3, “Asset Securitizations,” of the Notes to our annual Combined Financial Statements.

33.	Please separately disclose the aging of recorded investment in principal for both securitized and non-securitized vacation ownership notes receivable.

Response:

We have revised our disclosure as requested in Footnote No. 4, “Notes Receivable,” of the Notes to our annual Combined Financial Statements and in Footnote No. 3, “Notes Receivable,” of the Notes to our interim Combined Financial Statements.

Ms. Sonia Gupta Barros

September 9, 2011

8. Inventory, page F-31

34.	Please detail the components of your land inventory, including the amount considered construction in process.

Response:

We have revised our disclosure as requested in Footnote No. 8, “Inventory,” of the Notes to our annual Combined Financial Statements and in Footnote No. 5, “Inventory,” of the Notes to our interim Combined Financial Statements.

Unaudited Interim Combined Financial Statements, page F-52

Notes to Interim Combined Financial Statements, page F-53

Notes Receivable, page F-59

35.	Given that a greater percentage of your non securitized vacation ownership notes receivable are reserved against when compared to your securitized vacation ownership notes receivable, please tell us why your estimated average remaining default rates are lower for your non securitized vacation ownership notes receivable. Please disclose the estimated average remaining default rates as of December 31, 2010.

Response:

Our estimated average remaining default rates are not lower for our non-securitized vacation ownership notes receivable as compared to our securitized portfolio. We have revised our disclosure in Footnote No. 3, “Notes Receivable,” of the Notes to our interim Combined Financial Statements to clarify that the references to estimated average remaining default rates of 7.76 percent and 9.25 percent relate to two different dates (i.e., at June 17, 2011 and year-end 2010, respectively) and not to the two different portfolios.

* * * * *

Ms. Sonia Gupta Barros

September 9, 2011

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form 10-12B (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10, please direct them to me at 407-513-6895. Facsimile transmissions may be sent to 407-513-6680.

Sincerely,

/s/ James H Hunter
James H Hunter, IV Senior Vice President & General Counsel

cc: Stephen P. Weisz, President and Chief Executive Officer